UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

ESSAR STEEL ALGOMA INC.*

(“Issuer”)

Cannelton Iron Ore Company

1839688 Alberta ULC

(“Subsidiary Guarantors”)

(Name of Applicants)

105 West Street
Sault St. Marie
Ontario, Canada
PGA 7B4
1 705-945-2203

(Address of principal executive offices)

* The issuer instead may be a newly formed entity or one of the other Applicants.  The terms of the notes have not been finalized.

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
New Junior Secured Notes due 90 days after the latest maturity of the lowest ranking New Senior Secured Debt	55% of the Unpaid Principal and Accrued Interest of the Existing Unsecured Notes

Approximate date of proposed issuance:
On the consummation date of the Recapitalization referred to herein, which the Applicants expect will occur prior to the end of September 2014, and following the effectiveness of this Application for Qualification

Name and address of agent for service:
Corporation Service Company
2711 Centerville Road
Suite 400
Wilmington, DE 19808

With copies to:

Christian O. Nagler
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY
10022

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

Explanatory Note

As described more fully in Essar Steel Algoma Inc.’s (the “Corporation”) management information circular (the “Circular”), a copy of which is filed as an exhibit to this Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 (this “Application”) and incorporated herein by reference, the Corporation has executed a support agreement with holders of its 9.875% Senior Notes due 2015 (the “Existing Unsecured Notes”) pursuant to which, upon approval of the Arrangement Resolution (as defined in the circular), holders of the Existing Unsecured Notes will receive (a) a cash payment representing 32.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes and (b) either (i) new junior secured notes of the Corporation (the “New Junior Secured Notes”) in a principal amount equal to 55% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes, or, at the Corporation’s election, (ii) a cash payment representing 49.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes in lieu of issuing the New Junior Secured Notes. The terms agreed to as of the date of this filing are set forth below. Other terms are being negotiated but will not be more restrictive than the terms for the lowest ranking new senior secured debt and will be set out in the New Junior Secured Notes Indenture (the “Indenture”) which must be in form and substance reasonably acceptable to the  consenting holders (except in circumstances where the cash-out election (described below) is made.  Although the terms of the notes including the interest rate and maturity have not been decided, the Applicants are nevertheless making this filing. Once the terms of the notes are known, the Applicants intend to amend this filing including to attach a form of indenture.

Guarantors: The New Junior Secured Notes will be guaranteed by certain subsidiaries of the Corporation.

Principal Amount: The principal amount of the New Junior Secured Notes shall be equal to 55% of the Unpaid Principal and Accrued Interest of the Existing Unsecured Notes.

Security: The New Junior Secured Notes will be secured by a lien on all of the assets of the issuer and the guarantors, including all assets securing the New Senior Secured Debt. The lien will rank immediately junior to the New Senior Secured Debt, but in any event shall not rank lower than a third lien on such assets.

Interest Rate: Interest on the New Junior Secured Notes shall be paid by the issuance of additional New Junior Secured Notes or cash, at the issuer’s option, at 150 basis points above the all-in-yield to maturity of the Corporation’s lowest ranking New Senior Secured Debt, subject to a floor of 9.875%. Interest shall be payable and compound quarterly.

Maturity: The New Junior Secured Notes will mature 90 days after the latest maturity of the lowest ranking New Senior Secured Debt.

Call Rights: The New Junior Secured Notes shall be callable in full, but not in part, in accordance with the following call schedule:

(i) 90% of the original principal amount of the New Junior Secured Notes plus 100% of all PIK interest, regardless if capitalized or accrued, since issuance if called between issuance and the first anniversary thereof,

(ii) 100% of the amount then outstanding of the New Junior Secured Notes (including all PIK interest paid to such date) plus 100% of all PIK interest accrued and unpaid from the first anniversary through the second anniversary of the issuance date of the New Junior Secured Notes, and

(iii) thereafter, 110% of the amount then outstanding of the New Junior Secured Notes (including all PIK interest paid to such date) plus 100% of all accrued and unpaid PIK interest.

GENERAL

ITEM 1.                GENERAL INFORMATION.

(a)           Essar Steel Algoma Inc. (the “Issuer”) is a corporation organized under the laws of the Province of Ontario;

(b)

Guarantor	Jurisdiction	Form
1839688 Alberta ULC	Canada	Unlimited liability corporation
Cannelton Iron Ore Company	Delaware	Corporation

ITEM 2.                SECURITIES ACT EXEMPTION APPLICABLE.

The Applicants intend to effect a recapitalization (the “Recapitalization”) by way of a plan of arrangement (the “Arrangement”) under Section 192 of the CBCA, as described in the circular, pursuant to which all Existing Unsecured Notes will be cancelled and extinguished and Noteholders will receive from a wholly-owned subsidiary of the Corporation (“Subco”) in exchange for their Existing Unsecured Notes their pro rata share (based on the aggregate principal amount of Existing Unsecured Notes held by a Noteholder) of:

(a)           a cash payment representing 32.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes through and including the effective date of the Arrangement; and

(b) either:

(i) New Junior Secured Notes in a principal amount equal to 55% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes through and including the effective date of the Arrangement; or, at the Corporation’s election,

(ii) a cash payment representing 49.5% of the original principal amount and accrued and unpaid interest at the non-default rate of the Existing Unsecured Notes through and including the effective date of the Arrangement in lieu of issuing the New Junior Secured Notes to the Noteholders.

For the purpose of this Application, (a) and (b) above are referred to as the “Consideration.”

The Junior Secured Notes will be issued under the Indenture to be qualified under the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”) by this Application. The Issuer represents that none of the Junior Secured Notes have been issued and covenants that none of the Junior Secured Notes will be issued prior to this Application being declared effective. This Application and the Indenture may be amended prior to such effectiveness including as part of the qualification process in order to comply with requirements of the Trust Indenture Act or the U.S. Securities and Exchange Commission. For more detailed information on the Indenture, see Item 8 of this Application.

The Recapitalization is being effected by the Issuer in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “1933 Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:

“... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the Circular, each of these elements will be satisfied in connection with the issuance of the New Junior Secured Notes.

(a)           Exchange of Securities: Pursuant to the Recapitalization, the New Junior Secured Notes and the related guarantees, will be issued in exchange for the Existing Unsecured Notes.

(b)           Fairness Hearing: A meeting of the debtholders of the Corporation will be held for the purpose of voting on the Arrangement (the “Meeting”). It is expected that, shortly after the Meeting, an application will be made to the Ontario Superior Court of Justice (the “Court”) for a hearing for the purpose of obtaining a final order of the Court approving the Arrangement (the “Fairness Hearing”). Notice of the date and time of the Fairness Hearing has been provided to all Debtholders in the Circular. At the Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement to affected securityholders, including the issuance of the Debtholder in exchange for the Existing Unsecured Notes. Any holder of Existing Unsecured Notes or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors of the Issuer a notice of appearance and satisfying any other requirements of the Court.

(c)           Court Approval: The Arrangement is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Arrangement to the affected securityholders, including the holders of Existing Unsecured Notes. The Court has been advised that its ruling will be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

ITEM 3.                AFFILIATES.

For purposes of this application only, each of the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each Applicant, which list is incorporated herein by reference.

The following table shows the Corporation’s direct and indirect subsidiaries, their jurisdiction of incorporation, the direct owner of the voting stock of each affiliate as of the date of this Application, and the percentage of outstanding voting stock held by each such direct owner as of the date of this Application.

Essar Global Limited
(Cayman Islands)
100%
Essar Steel Ltd.
(Mauritius Company)
Essar Minerals Ltd.
(Mauritius)
99.9%
0.01%
100%
Algoma Holdings Coopertief U.A.
(Dutch Company)
100%
Algoma Holdings B.V.
(Dutch Company)
100%
Essar Steel Canada, Inc.
(Canada)
100%
Essar Steel Algoma Inc.
(Canada)
100%
1839686 Alberta ULC
100%
Cannelton Iron Ore Company
100%
Essar Steel Algoma Inc.
USA
100%
Essar Steel Algoma
Support Services Inc.
100%
Essar Steel Algoma
Technical Services Inc.

MANAGEMENT AND CONTROL

ITEM 4.                DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act), respectively, of the Applicants, as of the date of this Application. The mailing address for each executive officer and director listed below is c/o Essar Algoma Steel Inc., 105 West Street, Sault St. Marie, Ontario, Canada PGA 7B4  (Attn: Legal Department).

Essar Steel Algoma Inc.

FULL NAME	POSITION HELD
OFFICERS
Kalyan Ghosh	Chief Executive Officer
Pramod Shukla	Chief Operating Officer
Rajat Marwah	Vice President, Finance
Jim Rennie	Vice President, Human Resources
Robert Sandoval	Gen. Counsel & Corp. Secretary
DIRECTORS
Jatinder Mehra	Director
Madhu Vuppuluri	Director
Kalyan Ghosh	Director
Kishore Mirchandani	Director

Cannelton Iron Ore

FULL NAME	POSITION HELD
OFFICERS
Pramod Shukla	President
DIRECTORS
Pramod Shukla	Director
Rajat Marwah	Director

1839688 Alberta ULC

Rajat Marwah	Sole Director and Officer

ITEM 5.                PRINCIPAL OWNERS OF VOTING SECURITIES.

The Issuer

The following sets forth information as to each person owning 10% or more of the voting securities of the Issuer as the date of this Application:

Name and Complete Mailing Address	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power
Algoma Holdings B.V.	100%	100%

UNDERWRITERS

ITEM 6.                UNDERWRITERS.

(a)           The following sets forth information as to each person who, within three years prior to the date of this application, has acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application.

None.

(b)          No person is acting as an underwriter for the issuance of the Junior Secured Notes proposed to be issued under the Indenture.

CAPITAL SECURITIES

ITEM 7.                CAPITALIZATION.

The Issuer

(a)           Set forth below is certain information as to each authorized class of securities of the Issuer, as of the date of this Application.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)
Common Shares	Unlimited

(b)           (i) Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares of the Corporation are entitled to vote separately as a class or series and (ii) holders of Preferred Shares are not entitled (except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class) to receive notice of, attend, or vote at, any meeting of shareholders, for greater certainty, including at any meeting relating to a proposal to effect an exchange of Preferred Shares by way of an amalgamation or plan of arrangement involving the Corporation; provided that the rights, privileges, restrictions and conditions of the Preferred Shares are not removed or changed and provided that no class of shares of the Corporation superior to the Preferred Shares is created or are otherwise negatively impacted, unless and until the Corporation has failed to pay eight quarterly dividends on the Preferred Shares, whether or not consecutive and whether or not such dividends have been declared. In that event, and for only so long as any such dividends remain in arrears, the holders of Preferred Shares will be entitled to receive notice of and to attend each meeting of the Shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and, except when the vote of the holders of shares of any other class or series is to be taken separately and as a class or series, to vote together with all of the voting shares of the Corporation on the basis of one vote per Preferred Share held.

INDENTURE SECURITIES

ITEM 8.                ANALYSIS OF INDENTURE PROVISIONS.

The New Junior Secured Notes will be issued under the Indenture to be entered into between                      (as “Trustee”)              , as collateral agent (the “Collateral Agent”), and the Applicants. The following is a general description of certain provisions of the Indenture. The descriptions are qualified in their entirety by reference to the form of Indenture to be filed as an exhibit hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the respective Indenture.

(a)           Events of Default; Withholding of Notice

(1)           Each of the following is an “Event of Default,” with respect to the New Junior Secured Notes, under the Indenture:

(1)           default for 30 days in the payment when due of interest on the New Junior Secured Notes;

(2)           failure by the Corporation or any of its Restricted Subsidiaries for 60 days after notice to the Issuer by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of the other covenants in the Note Documents or the Security Documents (other than those specified in clause (1)  above);

(3)           default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Corporation or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Corporation or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a)           is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness at its Stated Maturity after the expiration of any applicable grace period provided in the instrument governing such Indebtedness (a “Payment Default”) (and such Payment Default has not been remedied or waived); or

(b)           results in the acceleration of such Indebtedness prior to its Stated Maturity (which acceleration is not rescinded or annulled),

and, in each case, the aggregate principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$50 million or more;

(4)           failure by the Corporation or any of its Restricted Subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $50 million (net of any amounts covered by insurance or pursuant to which the Corporation or any of its Restricted Subsidiaries are indemnified to the extent that the third party under such agreement acknowledges its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(5)           any Security Document ceases to be in full force and effect (except as permitted by the terms of the Notes Indenture or the Security Documents or other than as a result of the action or inaction of the Collateral Agent or Trustee) for a period of 60 consecutive days after the Issuer receives notice thereof or (b) any of the Security Documents ceases to give the holders a valid, perfected Lien (subject to any Permitted Liens) (except as permitted by the terms of the Indenture or the Security Documents or other than as a result of the action or inaction of the Collateral Agent or Trustee) for a period of 60 consecutive days after the Issuer receives notice thereof, in each case with respect to Collateral (excluding, for greater certainty, any Excluded Property) having a fair market value in excess of $50 million in the aggregate at any time with respect to clauses (a) and (b) above;

(6)           any Guarantor denies or challenges the validity of its Note Guarantee or either the Corporation or any Guarantor denies or challenges the validity of any Security Documents; and

(7)           certain events of bankruptcy or insolvency described in the Indenture with respect to the Corporation or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default referred to above in clause (7) of this section that arises from certain events of bankruptcy or insolvency described in the Indenture with respect to the Issuer, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New Junior Secured Notes may declare all the New Junior Secured Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding New Junior Secured Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the New Junior Secured Notes notice of any continuing Default or Event of Default, except in the case of a Default or Event of Default relating to the payment of principal of, premium, if any, or interest on any Note, if it determines that withholding notice is in their interest.

Subject to the provisions of the Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of New Junior Secured Notes unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium, if any, when due, no holder of a New Junior Secured Note may pursue any remedy with respect to the Indenture or the New Junior Secured Notes unless:

(a)           such holder has previously given the Trustee notice that an Event of Default is continuing;

(b)           holders of at least 30% in aggregate principal amount of the then outstanding New Junior Secured Notes have requested the Trustee to pursue the remedy;

(c)           such holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(d)           the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(e)           holders of a majority in aggregate principal amount of the then outstanding New Junior Secured Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding New Junior Secured Notes by notice to the Trustee may, on behalf of the holders of all of the New Junior Secured Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of, or interest and premium, if any, on, the New Junior Secured Notes.

In the case of an Event of Default referred to above in clause (7) of this section that arises from certain events of bankruptcy or insolvency described in the Indenture with respect to the Corporation or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding New Junior Secured Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New Junior Secured Notes may declare all the New Junior Secured Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding New Junior Secured Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the New Junior Secured Notes notice of any continuing Default or Event of Default, except in the case of a Default or Event of Default relating to the payment of principal of, premium, if any, or interest on any New Junior Secured Note, if it determines that withholding notice is in their interest.

All New Junior Secured Notes shall be signed (either manually or by facsimile signature) by any two authorized officers of the Issuer. A facsimile signature on any New Junior Secured Note shall for all purposes of the Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each Note so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual or facsimile) appears on a Note is not an authorized officer at the date of the Note or at the date of the certification and delivery thereof. The Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(b)           Use of Proceeds

There will be no proceeds from the issuance of the New Junior Secured Notes because the New Junior Secured Notes are being issued in exchange for the Existing Unsecured Notes.

(c)           Release of Liens on Collateral

In addition to (and subject to) the terms of any Intercreditor Agreement, the Security Documents and the Indenture will provide that the Liens on the Collateral will be released:

(1)           in part, with respect to any Guarantor, upon the release of its Note Guarantee in accordance with the terms of the Indenture (including by virtue of a Restricted Subsidiary being designated as an Unrestricted Subsidiary);

(2)           in whole, upon payment in full and discharge of all outstanding Obligations under the Notes that are then outstanding and due and payable at the time all of the Notes are paid in full and discharged;

(3)           as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Corporation or a Restricted Subsidiary in a transaction or other circumstance that does not violate the “Asset Sales” provisions of the Notes Indenture and does not violate any of the other Note Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of, provided that the Collateral Agent’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described in the Circular under “Description of the Senior Secured Notes — Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets”;

(4)           as to a release of less than all or substantially all of the Collateral (including by way of any amendment to, or waiver of, the provisions of the Notes Indenture or any Security Document), if consent to the release of all Liens on such Collateral has been given by an Act of Required Holders;

(5)           as to a release of all or substantially all of the Collateral (including by way of any amendment to, or waiver of, the provisions of the Notes Indenture or any Security Document), if consent to the release of all Liens on such Collateral has been given by a direction in writing delivered to the Collateral Agent by or with a resolution by, or the written consent of, the holders of New Junior Secured Notes representing at least 66 2/3% in aggregate principal amount of the then outstanding New Junior Secured Notes; and

(6)           as to any Collateral that is sold, transferred or otherwise disposed of pursuant to the exercise of any rights or remedies by the Collateral Agent with respect to any Collateral securing the New Junior Secured Notes or the Note Guarantees or the commencement or prosecution of enforcement by the holders of First Priority Lien Obligations of any of the rights or remedies under any security document securing First Priority Lien Obligations or applicable law, including, without limitation, the exercise of any rights of set-off or recoupment.

The Security Documents provide that the Liens securing Obligations under the New Junior Secured Notes extend to the proceeds of any sale of Collateral.

(d)           Release of Liens in Respect of New Junior Secured Notes

The Indenture and the Security Documents provide that the Liens upon the Collateral will no longer secure the New Junior Secured Notes outstanding under the Indenture or any other Obligations under the Indenture, and the right of the holders of the New Junior Secured Notes and such Obligations to the benefits and proceeds of the Liens on the Collateral will terminate and be discharged:

(1)           upon satisfaction and discharge of the Indenture;

(2)           upon payment in full and discharge of all New Junior Secured Notes outstanding under the Indenture and all Obligations that are then outstanding, due and payable under the Indenture at the time the New Junior Secured Notes are paid in full and discharged;

(3)           in whole or in part, with the consent of the holders of the requisite percentage of New Junior Secured Notes in accordance with the provisions of the Indenture; or

(4)           by the Collateral Agent in connection with any enforcement of the Liens.

(e)           Satisfaction and Discharge

The Indenture and the New Junior Secured Notes will be discharged (and all Liens on the Collateral securing the New Junior Secured Notes will be released) and the Indenture will cease to be of further effect as to all New Junior Secured Notes issued thereunder, when:

(1)           either:

(a)           all the New Junior Secured Notes that have been authenticated, except lost, stolen or destroyed New Junior Secured Notes that have been replaced or paid and New Junior Secured Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b)           all the New Junior Secured Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the New Junior Secured Notes, cash in Canadian dollars, non-callable Canadian government securities, or a combination of any of the foregoing, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal of, or interest and premium, if any, on, such outstanding Notes on the Stated Maturity thereof or the applicable redemption date;

(2)           no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(3)           the Issuer or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)           the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Junior Secured Notes at the Stated Maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Liens securing the New Junior Secured Notes upon a satisfaction and discharge in accordance with the provisions described above. Upon request, the Collateral Agent will acknowledge the release of such Liens upon presentation of an officers’ certificate and an opinion of counsel, as provided in the Indenture.

(f)          Evidence of Compliance with Conditions and Covenants of the Indenture

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default under either Indenture, the Issuer is required to deliver to the Trustee a statement specifying such Default or Event of Default.

ITEM 9.                OTHER OBLIGORS.

The Issuer’s obligations with respect to the Junior Secured Notes will be guaranteed by each of the following entities:

Cannelton Iron Ore Company

1839688 Alberta ULC

The mailing address of the Guarantors is 105 West Street, Sault Ste. Marie, Ontario, Canada P6A 7B4 (Attn: Legal Department).

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)           Pages numbered 1 to 17, consecutively.

(b)           The statement of eligibility and qualification on Form T-1 of                , as trustee under the Indentures to be qualified (included as Exhibit 25.1 hereto).

(c)           The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of                 :

Exhibit Number	Document
Exhibit T3A.1	Articles of Amalgamation of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3A.2	Articles of Amendment of Essar Steel Algoma Inc.
Exhibit T3A.3	Articles of Incorporation of 1839688 Alberta ULC
Exhibit T3A.4	Certificate of Incorporation of Cannelton Iron Ore Company
Exhibit T3B.1	Bylaws of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3B.2	Bylaws of 1839688 Alberta ULC
Exhibit T3B.3	Bylaws of Cannelton Iron Ore Company
Exhibit T3C*	Form of New Junior Secured Notes Indenture
Exhibit T3D*	Final Order of the Ontario Superior Court of Justice, Commercial List approving the Arrangement
Exhibit T3E	Essar Steel Algoma Inc.’s management information circular, dated August 12, 2014
Exhibit T3F*	TIA Cross Reference Sheet (included in Exhibit T3C)
Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of , as Trustee under the Indenture to be qualified

*              To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act, each of the Applicants below, corporations or limited liability companies, as applicable, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Sault Ste. Marie, Ontario, Canada.

(SEAL)		Essar Steel Algoma, Inc.
Attest:	/s/ Anita Casola
Name:	Anita Casola	By:	/s/ Kalyan Ghosh
		Name:	Kalyan Ghosh
		Title:	Chief Executive Officer

Cannelton Iron Ore Company
(SEAL)
Attest:	/s/ Anita Casola	By:	/s/ Rajat Marwah
Name:	Anita Casola	Name:	Rajat Marwah
		Title:	Authorized Signing Officer

(SEAL)		1839688 Alberta ULC
Attest:	/s/ Anita Casola
Name:	Anita Casola
		By:	/s/ Rajat Marwah
		Name:	Rajat Marwah
		Title:	Authorized Signing Officer

EXHIBIT INDEX

Exhibit Number	Document
Exhibit T3A.1	Articles of Amalgamation of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3A.2	Articles of Amendment of Essar Steel Algoma Inc.
Exhibit T3A.3	Articles of Incorporation of 1839688 Alberta ULC
Exhibit T3A.4	Certificate of Incorporation of Cannelton Iron Ore Company
Exhibit T3B.1	Bylaws of Essar Steel Algoma Inc. (formerly known as Algoma Steel Inc. Aciers Algoma Inc.)
Exhibit T3B.2	Bylaws of 1839688 Alberta ULC
Exhibit T3B.3	Bylaws of Cannelton Iron Ore Company
Exhibit T3C*	Form of New Junior Secured Notes Indenture
Exhibit T3D*	Final Order of the Ontario Superior Court of Justice, Commercial List approving the Arrangement
Exhibit T3E	Essar Steel Algoma Inc.’s management information circular, dated August 12, 2014
Exhibit T3F*	TIA Cross Reference Sheet (included in Exhibit T3C)
Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of , as Trustee under the Indenture to be qualified

*              To be filed by amendment